UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For  the  month  of          February,  2003

Commission  File  Number     0-29586

                              EnerNorth industries inc.
                    (FORMERLY: ENERGY POWER SYSTEMS LIMITED)
                    ----------------------------------------
                    (Address of Principal executive offices)


      2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
      --------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F    X          Form  40-F
          -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Yes                          No     X
                                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

     Yes                     No   X
                               ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82-  _________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     EnerNorth  industries  inc.
     (formerly:  Energy  Power  Systems  Limited)


Date:  February  28,  2003                    By:____"Sandra J. Hall"____ ______
     ---------------------                       -------------------------------
     Sandra  J.  Hall,
President,  Secretary  &  Director

                                EnerNorth Industries Inc.
                     (Formerly Energy Power Systems Limited)





                        Consolidated Financial Statements
                                December 31, 2002
                                   (Unaudited)
                         (Expressed in Canadian Dollars)

ENERNORTH  INDUSTRIES  INC.
CONSOLIDATED  BALANCE  SHEET
(EXPRESSED  IN  CANADIAN  DOLLARS)

--------------------------------------------------------------------------------
                                             DECEMBER 31, 2002    JUNE 30, 2002
                                                    (UNAUDITED)        (AUDITED)

ASSETS
CURRENT
Cash                                        $        5,903,964   $    5,610,621
Marketable securities                                  167,038          283,800
Receivables                                          6,316,190        5,218,201
Due from co-venturer                                 1,120,215          159,110
Inventories and work in progress                     1,143,075        2,652,816
Prepaid expenses                                       113,563           59,618
Future income tax asset                                 61,473           61,473
------------------------------------------  -------------------  ---------------
TOTAL CURRENT ASSETS                                14,825,518       14,045,639

Oil and gas interests (net of accumulated
        depletion)                                   4,317,712        4,400,078
Capital assets (net of accumulated
        amortization)                                2,756,022        2,834,859
Investment                                           3,500,000        3,500,000
Future income tax asset                                533,527          533,527
------------------------------------------  -------------------  ---------------

                                            $       25,932,779   $   25,314,103
                                            ===================  ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness                           $        1,978,601   $    1,462,766
Accounts payable and accrued liabilities             3,396,786        4,022,114
Due to shareholders                                    315,000          628,346
Current portion of long-term debt                      185,925          185,925
Future income tax liability                            432,490          432,490
------------------------------------------  -------------------  ---------------
TOTAL CURRENT LIABILITIES                            6,308,802        6,731,641
------------------------------------------  -------------------  ---------------

Long-term debt                                         406,296          501,670
Future income tax liability                             22,110           22,110
------------------------------------------  -------------------  ---------------
TOTAL LIABILITIES                                    6,737,208        7,255,421
------------------------------------------  -------------------  ---------------

SHAREHOLDERS' EQUITY
Capital stock                                       43,339,877       42,096,732
Deficit                                            (24,144,306)     (24,038,050)
------------------------------------------  -------------------  ---------------
TOTAL SHAREHOLDERS' EQUITY                  $       19,195,571   $   18,058,682
------------------------------------------  -------------------  ---------------

                                            $       25,932,779   $   25,314,103
                                            ===================  ===============


The accompanying notes to the financial statements are an integral part of these financial statements

ENERNORTH  INDUSTRIES  INC.
CONSOLIDATED  STATEMENT  OF  OPERATIONS
(UNAUDITED)
(EXPRESSED  IN  CANADIAN  DOLLARS)

                                                              FOR THE SIX                  FOR THE THREE
                                                              MONTH PERIOD                  MONTH PERIOD
                                                           ENDING DECEMBER 31             ENDING DECEMBER 31
                                                          2002            2001            2002            2001
-----------------------------------------------------------------------------------------------------------------
Sales                                                $  15,023,874   $  14,351,432   $   4,561,000   $   8,810,871
Cost of sales (including amortization
 and depletion of   $208,189;
   2002 - $125,669)                                     13,079,915      12,473,356       3,904,089       7,933,115
---------------------------------------------------  --------------  --------------  --------------  --------------
Gross profit                                             1,943,959       1,878,076         656,911         877,756
---------------------------------------------------  --------------  --------------  --------------  --------------

Administrative expenses                                  2,006,852       1,210,579       1,110,135         550,556
Amortization of goodwill                                         -         130,629               -          65,315
Amortization of capital assets                              40,327          81,639          23,148          41,829
Interest and bank charges                                   79,639          42,576          39,431          10,561
Interest on long-term debt                                  25,203          32,471          13,737          15,045
---------------------------------------------------  --------------  --------------  --------------  --------------
                                                         2,152,021       1,497,894       1,186,451         683,306
                                                     --------------  --------------  --------------  --------------
Earnings (loss) before the following                      (208,062)        380,182        (529,540)        194,450

Write down of inactive capital assets                            -        (231,251)              -        (231,251)
Other income                                               101,806          11,704         101,806        (212,583)
---------------------------------------------------  --------------  --------------  --------------  --------------

NET EARNINGS (LOSS)                                      ($106,256)  $     160,635       ($427,734)      ($249,384)


Deficit, beginning of period                           (24,038,050)    (20,849,848)    (23,716,572)    (20,439,829)


Deficit, end of period                                ($24,144,306)   ($20,689,213)   ($24,144,306)   ($20,689,213)
====================================================   ===========    =============   =============   =============


NET EARNINGS (LOSS) PER COMMON SHARE
Net earnings (loss) per share                               ($0.01)  $        0.02          ($0.04)         ($0.04)
Weighted average common shares
     outstanding (thousands)                                12,083           7,120          12,083           7,120

FULLY DILUTED NET EARNINGS (LOSS) PER COMMON SHARE
Net earnings (loss) per share                         antidilutive   $        0.02    antidilutive    antidilutive
Weighted average fully diluted common shares
     outstanding (thousands)                                    na           7,883              na              na




The accompanying notes to the financial statements are an integral part of these financial statements

ENERNORTH  INDUSTRIES  INC.
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS
(UNAUDITED)
(EXPRESSED  IN  CANADIAN  DOLLARS)
----------------------------------

                                              FOR THE SIX MONTH PERIOD    FOR THE THREE MONTH PERIOD
                                                  ENDING DECEMBER 31          ENDING DECEMBER 31
                                                  2002          2001          2002          2001
                                              ------------  ------------  ------------  ------------

OPERATING ACTIVITIES
Net earnings (loss)                             ($106,256)  $   160,635     ($427,734)    ($249,384)
Adjustments to reconcile net earnings to
net cash provided by operating activities
   Amortization of goodwill                             -       130,629             -        65,315
   Amortization and depletion                     248,516       207,308       113,718       105,911
   Gain on sale of capital assets                       -        (8,254)            -        (8,254)
   Write down of marketable securities                  -        83,181             -        83,181
   Gain on sale of marketable securities          (60,195)            -       (60,195)            -
   Write down of inactive capital assets                -       231,251             -       231,251
   Future income taxes, net                             -          (749)            -            (4)
--------------------------------------------  ------------  ------------  ------------  ------------
                                                   82,065       804,001      (374,211)      228,016
Net change in non-cash working capital
   Receivables                                 (1,097,989)   (2,210,696)    5,482,254    (1,720,806)
   Inventories and work in progress             1,509,741      (862,198)     (161,696)      120,256
   Prepaid expenses                               (53,945)      (38,193)      (60,450)       (3,181)
   Accounts payable and accrued liabilities      (625,328)      960,792    (4,528,679)      703,958
--------------------------------------------  ------------  ------------  ------------  ------------
CASH USED IN OPERATIONS                          (185,456)   (1,346,294)      357,218      (671,757)
--------------------------------------------  ------------  ------------  ------------  ------------

FINANCING ACTIVITIES
Bank indebtedness                                 515,835        79,086      (247,837)     (507,512)
Long term debt, net                               (95,374)     (113,761)      (47,797)      (61,276)
Repayment to shareholders                        (313,346)     (333,515)            -      (333,692)
Issue of common shares                          1,243,145     5,978,611     1,243,145     5,155,365
--------------------------------------------  ------------  ------------  ------------  ------------
CASH PROVIDED BY FINANCING ACITIVITIES          1,350,260     5,610,421       947,511     4,252,885
--------------------------------------------  ------------  ------------  ------------  ------------

INVESTING ACTIVITIES
Purchase of capital assets                        (49,010)      (88,990)      (22,983)      (61,228)
Proceeds from sale of capital assets                    -        12,000             -        12,000
Oil and gas interests                             (38,305)   (1,009,139)       48,817      (893,201)
Due from co-venturer                             (961,103)     (348,669)      (36,271)      (73,511)
Marketable securities                             176,957      (225,888)      177,392       (67,483)
--------------------------------------------  ------------  ------------  ------------  ------------
CASH USED IN INVESTING ACTIVITIES                (871,461)   (1,660,686)      166,955    (1,083,423)
--------------------------------------------  ------------  ------------  ------------  ------------

NET INCREASE IN CASH                              293,343     2,603,441     1,471,684     2,497,705
Cash, beginning of period                       5,610,621     1,242,621     4,432,280     1,348,357
--------------------------------------------  ------------  ------------  ------------  ------------
CASH, END OF PERIOD                           $ 5,903,964   $ 3,846,062   $ 5,903,964   $ 3,846,062
============================================  ============  ===========   ===========   ============

CASH, END OF PERIOD CONSISTS OF:
Cash                                          $ 3,177,573   $ 3,846,062   $ 3,177,573   $ 3,846,062
Cash equivalents                              $ 2,726,391             -   $ 2,726,391             -


The accompanying notes to the financial statements are an integral part of these financial statements

ENERNORTH  INDUSTRIES  INC.
CONSOLIDATED  STATEMENT  OF  SEGMENTED  INFORMATION
(UNAUDITED)  (EXPRESSED  IN  CANADIAN  DOLLARS)


FOR  THE  SIX  MONTHS  ENDING  DECEMBER  31,  2002
--------------------------------------------------

                                                      Industrial
                                                      & Offshore   Oil & Gas   Corporate      Total
                                                      -----------  ----------  ----------  -----------
Revenue                                               14,759,060     264,814           -   15,023,874
                                                      -----------  ----------  ----------  -----------

Interest expense                                         101,949           -       2,893      104,842
                                                      -----------  ----------  ----------  -----------

Amortization and depletion                               127,845     120,671           -      248,516
                                                      -----------  ----------  ----------  -----------

Net earnings (loss)                                      599,412     (26,657)   (679,011)    (106,256)
                                                      -----------  ----------  ----------  -----------

Capital assets and
   oil and gas interests                               2,815,436   4,317,712           -    7,133,148
                                                      -----------  ----------  ----------  -----------

FOR THE SIX MONTHS ENDING DECEMBER 31, 2001
----------------------------------------------------

                                                      Industrial
                                                      & Offshore   Oil & Gas   Corporate   Total
                                                      -----------  ----------  ----------  -----------

Revenue                                               14,099,725     251,707           -   14,351,432
                                                      -----------  ----------  ----------  -----------

Interest expense                                          70,762           -       4,285       75,047
                                                      -----------  ----------  ----------  -----------

Amortization and depletion                               309,229      28,708           -      337,937
                                                      -----------  ----------  ----------  -----------

Net earnings (loss)                                      226,411      66,141    (131,917)     160,635
                                                      -----------  ----------  ----------  -----------

Capital assets and
   oil and gas interests                               3,011,268   2,997,924           -    6,009,192
                                                      -----------  ----------  ----------  -----------

FOR THE THREE MONTH PERIOD ENDING DECEMBER 31, 2002
----------------------------------------------------

                                                      Industrial
                                                      & Offshore   Oil & Gas   Corporate   Total
                                                      -----------  ----------  ----------  -----------

Revenue                                                4,452,743     108,257           -    4,561,000
                                                      -----------  ----------  ----------  -----------

Interest expense                                          52,048           -       1,120       53,168
                                                      -----------  ----------  ----------  -----------

Amortization and depletion                                66,996      46,722           -      113,718
                                                      -----------  ----------  ----------  -----------

Net earnings (loss)                                      (90,091)     (4,896)   (332,747)    (427,734)
                                                      -----------  ----------  ----------  -----------

FOR THE THREE MONTH PERIOD ENDING DECEMBER 31, 2001
----------------------------------------------------

                                                      Industrial
                                                      & Offshore   Oil & Gas   Corporate   Total
                                                      -----------  ----------  ----------  -----------

Revenue                                                8,697,501     113,370           -    8,810,871
                                                      -----------  ----------  ----------  -----------

Interest expense                                          21,321           -       4,285       25,606
                                                      -----------  ----------  ----------  -----------

Amortization and depletion                               156,872      14,354           -      171,226
                                                      -----------  ----------  ----------  -----------

Net earnings (loss)                                      (97,027)     28,212    (180,569)    (249,384)
                                                      -----------  ----------  ----------  -----------


The accompanying notes to the financial statements are an integral part of these financial statements

ENERNORTH  INDUSTRIES  INC.
NOTES  TO  UNAUDITED  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR  THE  SIX  MONTH  PERIOD  ENDING  DECEMBER  31,  2002
---------------------------------------------------------
(EXPRESSED  IN  CANADIAN  DOLLARS)


1.   BASIS  OF  PRESENTATION

These unaudited interim consolidated financial statements have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended June 30, 2002. These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements together with notes for the year ended June 30, 2002. The unaudited consolidated financial results for the six month period ending December 31, 2002 and 2001 include the accounts of the Company and its wholly owned subsidiary M&M Engineering Limited, a Newfoundland and Labrador company, and M&M's wholly-owned subsidiary M&M Offshore Limited, a Newfoundland and Labrador company. Operating results for the six months ended December 31, 2002 are not indicative of the results that may be expected for the full year ending June 30, 2003.

2.     SEGMENTED  INFORMATION

     The Company's operations are separated into two distinct segments; the Industrial & Offshore Division, consisting of the consolidated operations of M&M Engineering Limited, a wholly owned subsidiary, and the Oil & Gas Division performing oil and gas exploration and production. M&M is an industrial contracting company performing fabrication and installation of process piping, installation of production equipment, steel tank erection, specialized welding services and industrial maintenance. Results for the six month period and three month period ending December 31, 2002 and December 31, 2001 are presented in the Consolidated Statement of Segmented Information.

3.     SUBSEQUENT  EVENTS

Effective February 11, 2003 the Company filed Articles of Amendment changing its name from Energy Power Systems Limited to EnerNorth Industries Inc. and consolidating its common shares on the basis of one new common share for every three old common shares.

4.     SHARE  CAPITAL

(a)     Authorized  and  Issued:

     Authorized:
     -----------
     Unlimited  number  of  Common  Shares,  without  par  value
     Unlimited  number  of  Class  A  Preference  Shares,  Series  I
     Unlimited  number  of  Class  A  Preference  Shares,  Series  II

Issued
------
     Common  shares

                                                    #       Consideration
-------------------------------------------------------------------------
         Balance, as at June 30, 2002          10,578,645  $   42,096,732
         Issued pursuant to private placement   1,600,000       1,243,145
         Balance, as at December 31, 2002      12,178,645  $   43,339,877
-------------------------------------------------------------------------




(b)     Common  share  purchase  warrants  outstanding consist of the following:



EXERCISE    EXPIRY                             2002          2001
PRICE       DATE                                  #            #
$8.00      March 9, 2002                         -         222,917
$9.60      October 4, 2002                       -         96,000
US$4.45    May 9, 2002                           -         35,000
US$4.45    May 16, 2002                          -         35,000
US$4.45    March 13, 2003                   40,000              -
US$0.60    December 20, 2004             1,600,000              -
-----------------------------------------------------------------
                                           640,000        388,917
=================================================================




(c)     Common  share  purchase  options  outstanding  consist of the following:



EXERCISE   EXPIRY                                      2002       2001
PRICE      DATE               HOLDER                      #          #
1.50      February 6, 2005  Directors and employees       -      5,000
4.00      June 14, 2005     Directors and consultants 21,000    66,000
6.30      January 8, 2006   Directors and employees  274,000   322,500
----------------------------------------------------------------------
                                                     295,000   393,500
======================================================================


                                       -1-
                                  CERTIFICATION

I,  Sandra  J.  Hall,  President,  certify  that:

1. I have reviewed the unaudited Interim Consolidated Financial Statements for the six-month period ended December 31, 2002 of EnerNorth Industries Inc. (formerly: Energy Power Systems Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls and procedures for financial reporting (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) Designed such internal controls and procedures for financial reporting, or caused such internal controls and procedures for financial reporting to be designed under their supervision, to provide reasonable assurances that the registrant's financial statements are fairly presented in conformity with generally accepted accounting principles;

     c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and internal controls and procedures for financial reporting as of the end of the period covered by this report ("Evaluation Date");

     d) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures and internal controls and procedures for financial reporting based on our evaluation as of the Evaluation Date;

     e) Disclosed to the registrant's audit committee of the board of directors (or persons fulfilling the equivalent function):

          (i) All significant deficiencies and material weaknesses in the design or operation of internal controls and procedures for financial reporting which could adversely affect the registrant's ability to record, process, summarize and report financial information required to be disclosed by the registrant in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.), within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms; and

          (ii) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls and procedures for financial reporting; and

     f) Indicated in this report any significant changes in the registrant's internal controls and procedures for financial reporting or in other factors that could significantly affect internal controls and procedures for financial reporting made during the period covered by this report, including any actions taken to correct significant deficiencies and material weaknesses in the registrant's internal controls and procedures for financial reporting.

Date:     February  28,  2003
          -------------------



     "Sandra  J.  Hall"
     ------------------
Sandra  J.  Hall
President

                                  CERTIFICATION

I,  Scott  T.  Hargreaves,  Chief  Financial  Officer,  President, certify that:

1. I have reviewed the unaudited Interim Consolidated Financial Statements for the six-month period ended December 31, 2002 of EnerNorth Industries Inc. (formerly: Energy Power Systems Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls and procedures for financial reporting (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) Designed such internal controls and procedures for financial reporting, or caused such internal controls and procedures for financial reporting to be designed under their supervision, to provide reasonable assurances that the registrant's financial statements are fairly presented in conformity with generally accepted accounting principles;

     c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and internal controls and procedures for financial reporting as of the end of the period covered by this report ("Evaluation Date");

     d) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures and internal controls and procedures for financial reporting based on our evaluation as of the Evaluation Date;

     e) Disclosed to the registrant's audit committee of the board of directors (or persons fulfilling the equivalent function):

          (i) All significant deficiencies and material weaknesses in the design or operation of internal controls and procedures for financial reporting which could adversely affect the registrant's ability to record, process, summarize and report financial information required to be disclosed by the registrant in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.), within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms; and

          (ii) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls and procedures for financial reporting; and

     f) Indicated in this report any significant changes in the registrant's internal controls and procedures for financial reporting or in other factors that could significantly affect internal controls and procedures for financial reporting made during the period covered by this report, including any actions taken to correct significant deficiencies and material weaknesses in the registrant's internal controls and procedures for financial reporting.

Date:     February  28,  2003
          -------------------



     "Scott  T.  Hargreaves"
     -----------------------
Scott  T.  Hargreaves
Chief  Financial  Officer